February 11, 2020

Craig Courtemanche
President and Chief Executive Officer
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, California 93013

       Re: Procore Technologies, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 4, 2020
           CIK No. 0001611052

Dear Mr. Courtemanche:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 22, 2020 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. You state in your response to prior comment 1 that your reference to the "number of users brought onto our platform" is referring to the number of users invited to the platform during the period. Please clarify whether each invited user actually logged on and used your platform during the period. If not, explain the relevance to your operations of disclosing 170 users on average per customer. With regard to the 1.3 million users, please tell us whether a user can be counted more than once. In this regard, in your January 13,
       2020 response to comment 7, you indicated that collaborators can use a variety of different log-in credentials and devices to access your platform. To the extent that a
 Craig Courtemanche
Procore Technologies, Inc.
February 11, 2020
Page 2
      collaborator can be counted more than once during the period, tell us how this factored into your calculations of total users, and revise your disclosures to clarify the limitations of this measure, as applicable.
General

2. We note the artwork on the inside front cover page of the prospectus includes a presentation of revenue without an equally prominent presentation of net loss. Please revise. Refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure
      Interpretations.
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                              Sincerely,
FirstName LastNameCraig Courtemanche
                                                              Division of
Corporation Finance
Comapany NameProcore Technologies, Inc.
                                                              Office of
Technology
February 11, 2020 Page 2
cc:       Peter N. Mandel
FirstName LastName